Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 3, 2013

Relating to Preliminary Prospectus Supplement dated October 3, 2013

Registration No. 333-183013

MAGELLAN MIDSTREAM PARTNERS, L.P.

5.15% Senior Notes due 2043

Issuer:	Magellan Midstream Partners, L.P.

Note type:	Senior Unsecured Notes

Pricing date:	October 3, 2013

Settlement date:	October 10, 2013 (T+5)

Maturity date:	October 15, 2043

Principal amount:	$300,000,000

Benchmark:	U.S. Treasury 2.875% due May 15, 2043

Benchmark yield:	3.729%

Re-offer spread:	+145 bps

Re-offer yield to maturity:	5.179%

Coupon:	5.15%

Public offering price:	99.560%

Optional redemption:	Prior to April 15, 2043 (the date that is six months prior to the maturity date of the notes), at a price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points; plus, in either case, accrued and unpaid interest, if any, to the date of redemption. On or after April 15, 2043 (the date that is six months prior to the maturity date of the notes), we will pay an amount equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the notes redeemed to the redemption date.

Interest payment dates:	April 15 and October 15, beginning April 15, 2014. Initial interest payment to include accrued interest from, and including, October 10, 2013.

CUSIP / ISIN:	559080 AG1 / US559080AG18

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc. UBS Securities LLC Wells Fargo Securities, LLC

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The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Citigroup Global Markets Inc. toll free at (800) 831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or RBC Capital Markets, LLC at (866) 375-6829.